COMPASS
GROUP

RECEIVED
2007 NOV -7 A 2:53

By Air Mail

PROCESSED
NOV 13 2007
THOMSON FINANCIAL

07027856

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

SUPPL

1 November 2007

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC – Appointment of Susan Murray as a Director of the Company, effective October 11, 2007. Resignation of Peter Blackburn as a Director of the Company, effective October 31, 2007 (October 11, 2007).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at September 30, 2007, in accordance with the Disclosure and Transparency Rules (October 1, 2007).

2. Notification from Compass Group PLC – Block listing Management Share Option Plan six monthly review (October 1, 2007).

3. Notification from Compass Group PLC – Block listing Executive Share Option Plan six monthly review (October 1, 2007).

4. Notification from Compass Group PLC – Block listing SAYE Scheme six monthly review (October 1, 2007).

dw 11/8

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

5. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 1, 2007).

6. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 2, 2007).

7. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 3, 2007).

8. Notification from Compass Group PLC relating to the purchase of 810,500 of its own shares for cancellation (October 4, 2007).

9. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 5, 2007).

10. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 8, 2007).

11. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 9, 2007).

12. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 10, 2007).

13. Notification from Compass Group PLC relating to Directorate Changes (October 11, 2007).

14. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 11, 2007).

15. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 12, 2007).

16. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 15, 2007).

17. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 16, 2007).

18. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 17, 2007).

19. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 18, 2007).

20. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 19, 2007).

21. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 22, 2007).

22. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 23, 2007).

23. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 24, 2007).

24. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 25, 2007).

25. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 26, 2007).

26. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 29, 2007)

27. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (October 30, 2007)

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None in this reporting period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 - Return by a company purchasing 2,250,000 of its own shares for cancellation (October 1, 2007).

2. Companies Form No. 169 - Return by a company purchasing 2,275,798 of its own shares for cancellation (October 1, 2007).

3. Companies Form No. 169 - Return by a company purchasing 2,750,000 of its own shares for cancellation (October 16, 2007).

4. Companies Form No. 169 - Return by a company purchasing 2,250,000 of its own shares for cancellation (October 16, 2007).

5. Companies Form No. 88(2) – Return of allotment of 164,502 shares (October 5, 2007).

6. Companies Form No. 88(2) – Return of allotment of 138,372 shares (October 15, 2007).

7. Companies Form No. 88(2) – Return of allotment of 113,557 shares (October 18, 2007).

8. Companies Form No. 88(2) – Return of allotment of 17,374 shares (October 27, 2007).

9. Companies Form No. 288a – Appointment of Susan Murray as a Director of Compass Group PLC (October 17, 2007).

10. Companies Form 363a – Annual Return of Compass Group PLC (October 23, 2007)

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham
Deputy Company Secretary

Enclosures

I NEWS RELEASES

COMPASS
GROUP

11 October 2007

COMPASS GROUP PLC

Board Changes

Compass Group PLC is pleased to announce, with immediate effect, the appointment of Susan Murray as a Non Executive Director of the Company and that Peter Blackburn, who was appointed to the Board in 2002, will retire on 31 October 2007. The appointment forms part of an ongoing review of Board membership to ensure that an appropriate level of independent Non Executive Directors is maintained through orderly succession and without compromising the effectiveness of the Board and its committees.

Susan was a member of the Board of Littlewoods Limited from October 1998 until January 2004, latterly as Chief Executive of Littlewoods Stores Limited.

Prior to joining Littlewoods she was Worldwide President and Chief Executive of The Pierre Smirnoff Company, part of Diageo plc. She is a fellow of the Royal Society of Arts, a council member of the Advertising Standards Authority and a Non Executive Director of Enterprise Inns Plc, SSL International PLC, Wm Morrison Supermarkets PLC and Imperial Tobacco PLC. She has also served as a Non Executive Director of Aberdeen Asset Management PLC.

Sir Roy Gardner, Chairman said:

"I am delighted that Susan Murray has agreed to join the Board as a Non Executive Director. Susan has a wealth of experience in high-profile marketing and management roles that will be invaluable to the Board. I would also like to thank Peter Blackburn for his contribution to the deliberations of the Board over the last five years."

ENQUIRIES :

Compass Group PLC :	+44 (0) 1932 573000
Investors/Analysts :	Andrew Martin
Media :	Chris King

WEBSITE : www.compass-group.com

Note to Editors

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2006. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

There are no matters which require disclosure in respect of Ms Murray in accordance with LR 9.6.13 (2) to (6).

-ends-

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

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RECEIVED

2007 NOV -7 A 2:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	13:42 01-Oct-07
Number	8788E

RNS Number:8788E
Compass Group PLC
01 October 2007

Compass Group PLC - Total Voting Rights and Capital as at 30 September 2007

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 30 September 2007 its issued share capital consists of 1,928,246,323 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,928,246,323, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,928,246,323 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

END

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	15:41 01-Oct-07
Number	8933E

RNS Number:8933E
Compass Group PLC
01 October 2007

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 1 October 2007

1. Name of applicant:

Compass Group PLC

2. Name of scheme

Management Share Option plan

3. Period of return:

From 01.04.07 To 30.09.07

4. Balance under scheme from previous return:

1,009,426

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

1,000,000

6. Number of securities issued/allotted under scheme during period:

634,413

7. Balance under scheme not yet issued / allotted at end of period

1,375,013

8. Number and class of securities originally listed and the date of admission

1,000,000 Ordinary shares of 10 pence each listed in April 2007

9. Total number of securities in issue at the end of the period

1,928,246,323

Name of contact

Andrew Vincent Derham

Address of contact

Compass House, Guildford Street,
Chertsey, Surrey KT16 9BQ

Telephone number of contact

01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant

Compass Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	15:35 01-Oct-07
Number	8932E

RNS Number:8932E
Compass Group PLC
01 October 2007

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 1 October 2007

1. Name of applicant:

Compass Group PLC

2. Name of scheme

Executive Share Option Plan

3. Period of return:

From 01.04.07 To 30.09.07

4. Balance under scheme from previous return:

1,634,258

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

8,000,000

6. Number of securities issued/allotted under scheme during period:

5,759,918

7. Balance under scheme not yet issued / allotted at end of period

3,874,340

8. Number and class of securities originally listed and the date of admission

8,000,000 Ordinary shares of 10 pence each listed in April 2007

9. Total number of securities in issue at the end of the period

1,928,246,323

Name of contact

Andrew Vincent Derham

Address of contact

Compass House, Guildford Street,
Chertsey, Surrey KT16 9BQ

Telephone number of contact

01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant

Compass Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	15:16 01-Oct-07
Number	8927E

RNS Number:8927E
Compass Group PLC
01 October 2007

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 1 OCTOBER 2007

1. Name of applicant:

COMPASS GROUP PLC

2. Name of scheme

SAVINGS-RELATED SHARE OPTION SCHEME

3. Period of return:

From To

01.04.07 30.09.07

4. Balance under scheme from previous return:

1,000,116

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

1,000,000

6. Number of securities issued/allotted under scheme during period:

553,955

7. Balance under scheme not yet issued / allotted at end of period

1,446,161

8. Number and class of securities originally listed and the date of admission

1,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN APRIL 2007

9. Total number of securities in issue at the end of the period

1,928,246,323

Name of contact

ANDREW VINCENT DERHAM

Address of contact

COMPASS HOUSE
GUILDFORD STREET
CHERTSEY
SURREY
KT16 9BQ

Telephone number of contact

01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:20 01-Oct-07
Number	9207E

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 October 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 302.2273 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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RECEIVED

2007 NOV -7 A 2:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:13 02-Oct-07
Number	0180F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 October 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 301.5873 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:05 03-Oct-07
Number	1123F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 October 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 305.0924 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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RECEIVED

2007 NOV -7 A 2:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:38 04-Oct-07
Number	1948F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 October 2007 it purchased for cancellation 810,500 ordinary shares at a price of 308.9595 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 05-Oct-07
Number	2793F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 310.8082 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

END

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RECEIVED

2007 NOV -7 A 2:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:40 08-Oct-07
Number	3618F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 312.3278 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:29 09-Oct-07
Number	4347F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 317.0180 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:15 10-Oct-07
Number	5144F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 319.9377 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Directorate Change
Released	14:00 11-Oct-07
Number	5651F

RNS Number:5651F
Compass Group PLC
11 October 2007

11 October 2007

COMPASS GROUP PLC

Board Changes

Compass Group PLC is pleased to announce, with immediate effect, the appointment of Susan Murray as a Non Executive Director of the Company and that Peter Blackburn, who was appointed to the Board in 2002, will retire on 31 October 2007. The appointment forms part of an ongoing review of Board membership to ensure that an appropriate level of independent Non Executive Directors is maintained through orderly succession and without compromising the effectiveness of the Board and its committees.

Susan was a member of the Board of Littlewoods Limited from October 1998 until January 2004, latterly as Chief Executive of Littlewoods Stores Limited.

Prior to joining Littlewoods she was Worldwide President and Chief Executive of The Pierre Smirnoff Company, part of Diageo plc. She is a fellow of the Royal Society of Arts, a council member of the Advertising Standards Authority and a Non Executive Director of Enterprise Inns Plc, SSL International PLC, Wm Morrison Supermarkets PLC and Imperial Tobacco PLC. She has also served as a Non Executive Director of Aberdeen Asset Management PLC.

Sir Roy Gardner, Chairman said:

"I am delighted that Susan Murray has agreed to join the Board as a Non Executive Director. Susan has a wealth of experience in high-profile marketing and management roles that will be invaluable to the Board. I would also like to thank Peter Blackburn for his contribution to the deliberations of the Board over the last five years."

ENQUIRIES :

Compass Group PLC :	+44 (0) 1932 573000
Investors/Analysts :	Andrew Martin
Media :	Chris King

WEBSITE : www.compass-group.com

Note to Editors

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2006. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

There are no matters which require disclosure in respect of Ms Murray in accordance with LR 9.6.13 (2) to (6).

-ends-

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RECEIVED

2007 NOV -7 A 2:23

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:01 11-Oct-07
Number	5935F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 326.4940 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 12-Oct-07
Number	6731F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 325.2776 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 15-Oct-07
Number	7514F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 324.5313 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:28 16-Oct-07
Number	8296F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 320.1481 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:02 17-Oct-07
Number	9093F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 326.2041 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:35 18-Oct-07
Number	9915F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 325.4174 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:04 19-Oct-07
Number	0770G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 323.3592 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 22-Oct-07
Number	1565G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 317.5411 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:12 23-Oct-07
Number	2304G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 322.9551 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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02-3161

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:05 24-Oct-07
Number	3149G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 323.2813 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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RECEIVED

2007 NOV -7 A 7:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:58 25-Oct-07
Number	4089G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 328.4855 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:12 26-Oct-07
Number	4927G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 329.4292 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:38 29-Oct-07
Number	5704G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 337.8410 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:06 30-Oct-07
Number	6629G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 340.6172 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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02-5161

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RECEIVED

2007 NOV -7 A 2:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 31-Oct-07
Number	7719G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 31 October 2007 it purchased for cancellation 750,000 ordinary shares at a price of 344.4444 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

Return by a company purchasing its own shares

G **169**

CHWP000 £36,050

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

[illegible] in [illegible] space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: [illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	750,000	750,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	03.09.2007	04.09.2007	05.09.2007
Maximum prices paid § for each share	316.5550p	320.0000p	324.6090p
Minimum prices paid § for each share	316.5550p	320.0000p	324.6090p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,208,730
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 36,050

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 11/9/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000 £37,235

RECEIVED
2007 NOV -7 A
…ICE OF INT…

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
40839[illegible]

Please do not write in the space below. For Inland Revenue use only.

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	750,000	7[illegible]98
Nominal value of each share	10p	10p	10[illegible]
Date(s) on which the shares were delivered to the company	06.09.2007	07.09.2007	10.09.2007
Maximum prices paid § for each share	329.7570p	327.1455p	324.6291p
Minimum prices paid § for each share	329.7570p	327.1455p	324.6291p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,445,235
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 37,235

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 11/9/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED

/48255 2007 NOV -7 A 2:54

CORPORATE FILING

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	750,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	11.09.2007	12.09.2007	13.09.2007
Maximum prices paid § for each share	318.8625p	314.56295p	308.767533p
Minimum prices paid § for each share	318.8625p	314.56295p	308.767533p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,650,011
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 43,255

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 24/9/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

RECEIVED

2007 NOV -7 A 2:24

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

169

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Please do not write in the space below. For Inland Revenue use only.

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	750,000	750,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	14.09.2007	17.09.2007	18.09.2007
Maximum prices paid § for each share	310.8056p	311.905333p	313.65p
Minimum prices paid § for each share	310.8056p	311.905333p	313.65p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,022,707
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 35,115

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 24/9/2007

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

RECEIVED
2007 NOV -7 A 9:29

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	24	09	2007
To	28	09	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	64,225	38,039	9,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£2.925	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	09	2007	28	09	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	16,847	25,375	6,016
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.2925	£1.792

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24 / 09 / 2007	28 / 09 / 2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	5,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£2.10		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Ordinary	141,639
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode: HX1 2RG	Ordinary	10,319
Name(s): Please see attached schedule for additional individual allottees. Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: + 1

Signed ____________ **Date** 1/10/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,	
Compass Group PLC, Compass House, Guildford Street,	
Chertsey, Surrey, KT16 9BQ	Tel 01932 574225
DX number	DX exchange

Sharehodler Details	Class of shares allotted	Number of shares allotted
Mr Gareth Evans Chapel Cottage, Aldington, Evesham, Worcs, WR11 7YD	Ordinary	706
Ms Tunuola Amope Fowler 359A Becontree Avenue, Dagenham, Essex, RM8 2UU	Ordinary	706
Mr Barry Porter 32 Kipling Avenue, Hartlepool, Cleveland, TS27 4NN	Ordinary	706
Mr Allan Walton Barn End, Lilley Green Road, Alvechurch, Birmingham, B48 7HD	Ordinary	3,532
Mrs June Marian Wright 27 Melrose Gardens, Arborfield Cross, Reading, Berkshire, RG2 9PY	Ordinary	1,766
Miss Susan Carole Cowling 133 Queensgate, Bridlington, North Humberside, YO16 7JQ	Ordinary	682
Mr Kevin Devey 25 Brompton Close, Luton, LU3 3QS	Ordinary	1,601
Mr Simon Ludlow 21 Bond Road, Ashford, Kent, TN23 7UG	Ordinary	2,845

Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHWP000

RECEIVED
2007 NOV -7 A 2:21

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	09	2007	05	10	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	30,181	22,500	51,875
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 27 Month 09 Year 2007	Day 05 Month 10 Year 2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	23,768	9,660	388
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.925	£3.36

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Ltd Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	84,035
Name(s): Pershing Keen Nominees Limited Address: Crest ID 601, a/c HGCF, Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Ordinary	24,494
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Oridinary	7,090
Name(s): Greenwood Nominees Limited Address: Participant ID 142 GW, Designation 595066, 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	2,834
Name(s): Please see attached schedule for additional allottee details. Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 5.10.07

** A ~~director~~ / secretary / administrator / ~~administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Jantje Johanna Maria Witteveen-Borger Kalverstraat 28, 8921 NZ Leeuwarden, Netherlands	Ordinary	195
Mrs Eileen Herod 23 Third Avenue, Worthing, West Sussex, BN14 9NZ	Ordinary	2,137
Mr Angus Scott 3 Wynford Close, Reading, RG30 3HX	Ordinary	444
Mrs Ramilla Thakrar 49 Colin Gardens, London, NW9 6EL	Ordinary	3,554
Miss Yuk Yee Wong 61 Annesley Avenue, London, NW9 5EG	Ordinary	592
Miss Julie Abbot 190 Station Road, Dunscroft, Doncaster, South Yorkshire, DN7 4JR	Ordinary	282
Mr Norman Criswick 34 The Grove, Meadowside, Jarrow, Tyne and Wear, NE32 4RZ	Ordinary	3,532
Mr Peter Antony Field 61 Rivelin Park, Kings Park, Kingswood, Hull, HU7 3GP	Ordinary	706
Mr Robert Graham 16 Hillfield, Whitley Bay, Tyne and Wear, NE25 9AJ	Ordinary	1,413
Mrs Rhonda Linton Linden Lee, 134 Whitsides Road, Ballymena, Co Antrim, BT42 2JG	Ordinary	706
Mr Mark Federico Murphy 20 Ashurst Drive, Shepperton, Middx, TW17 0JL	Ordinary	1,413
Miss R Afua Tawiah Owusu-Ansah 30 Thorpe Road, Walthamstow, London, E17 4LA	Ordinary	3,532
Mr John Scott 9 Wellgrove Drive, Westhill, Aberdeenshire, AB32 6FB	Ordinary	1,413

Companies House
— for the record —

RECEIVED
2007 NOV -7 A 2:5?

88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	10	2007	12	10	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	214	1,238	11,100
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.668	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08 10 2007	12 10 2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,835	48,500	50,670
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E13 5LB	Ordinary	100,920
Name(s): Pershing Keen Nominees Limited Address: Crest ID 601, a/c HGCF, Capstan House, One Clove Crscent, East India Dock, London UK Postcode E14 2BH	Ordinary	11,223
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Tinity Road, Halifax UK Postcode HX1 2RG	Ordinary	353
Name(s): Mr Simon Moore Address: Canterbury Cottage, 6 Taylors Lane, Norwich, UK Postcode NR6 7BE	Ordinary	282
Name(s): Miss Phyllis Mary Scott Address: 31 Ladywell Way, Ponteland, Newcastle Upon Tyne, UK Postcode NE20 9TE	Ordinary	565

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 12/10/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street, Chertsey,
Surrey, Kt16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Greenwood Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 142 GW, Designation 595066, 20 Moorgate, London	Ordinary	214
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 12/10/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / official receiver / ~~receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street, Chertsey,
Surrey, Kt16 9BQ Tel 01932 574225
DX number DX exchange

Companies House — for the record —

RECEIVED

2007 NOV -7 A 2:24

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	15	10	2007
To	18	10	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,702	10,000	3,672
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£2.668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Ltd		
Address: Participant ID 30XMH, Member Account SSB1,	Ordinary	10,000
Citigroup Centre, Canada Square, Canary Wharf, London		
UK Postcode E14 5LB		
Name(s): HSDL Nominees Limited		
Address: Participant ID 33c24, Trinity Road, Halifax	Ordinary	706
UK Postcode HX1 2RG		
Name(s): Mr James Andrew		
Address: 21 Wellington Way, Renfrew	Ordinary	282
UK Postcode PA4 0EE		
Name(s): Ms Mercy Akos Boamah		
Address: 48B Caldervale Road, London	Ordinary	565
UK Postcode SW4 9LZ		
Name(s): Please see attached sheet for additional allottees.		
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form **+ 1**

Signed MyWoohch Date 18/10/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mr Lee McGinley 8 Fowley Close, Waltham Cross, Herts, EN8 7QJ	Ordinary	2,119
Mr Philip Robert Moore 59 Longslow Road, Market Drayton, Shropshire, TF9 3BP	Ordinary	3,702

DATACARE SOFTWARE GROUP

288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	11	10	2007	†Date of Birth	16	01	1957

Appointment form

Notes on completion appear on reverse

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box If appointment is as a director and secretary mark both boxes*

NAME *Style / Title: Mrs *Honours etc:

Forename(s): Susan Elizabeth

Surname: Murray

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: Bodicote Mill, Church Street, Bodicote

Post town: Banbury Postcode: OX15 4DR

County / Region: Oxon Country:

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 11. 10. 2007

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed [signature] **Date** 15 10. 2007

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

TUESDAY
APQDFTU4
A12 16/10/2007 380
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 4083914

† Directors only

†Other directorships

Advertising Standards Authority Limited (The)
Enterprise Inns PLC
FB Raphael 1 Limited
Imperial Tobacco Group PLC
SSL International PLC
The Advertising Standards Authority (Broadcast) Limited
Wm Morrison Supermarkets PLC
Littlewoods Limited, resigned on 06/11/2002
Littlewoods Retail Limited, resigned on 04/01/2004
The Home Shopping Channel Limited, resigned on 28/07/2003
Ultra Premium Brands Limited, resigned on 08/09/2004

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company

DATACARE SOFTWARE GROUP

RECEIVED

363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 4083914

Company Name in full Compass Group PLC

Date of this return

The information in this return is made up to

Day	Month	Year
2 9	0 9	2 0 0 7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
2 9	0 9	2 0 0 8

Registered Office

Show here the address **at the date of this return.**

Compass House

Guildford Street

Any change of registered office must be notified on form 287.

Post town: Chertsey

County / Region: Surrey

UK Postcode: K T 1 6 9 B Q

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Capita Registrars

The Registry, 34 Beckenham Road

Post town: Beckenham

County/Region: Kent — UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County/Region: — UK Postcode:

Company type

Public limited company	✓	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☐

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Name

* Style / Title: Mr

Forename(s): Mark Jonathan

Surname: White

Address ††: Hawthorn House

2 Wards Drive, Sarratt

Post town: Rickmansworth

County/ Region: Hertfordshire — UK Postcode: WD3 6AE

Country: England

Directors Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title	Mr
Date of Birth (Day Month Year)	29/03/1959
Forename(s)	Richard John
Surname	Cousins
Address †† ☑	The Mound
Post town	Edinburgh
County / Region	
UK Postcode	EH1 1YZ
Country	Scotland
Nationality	British
Business occupation	Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title	Sir
Date of Birth (Day Month Year)	14/03/1956
Forename(s)	James Robert
Surname	Crosby
Address †† ☐	Glendevon House
	Howhill Road, Beckwithshaw
Post town	Harrogate
County / Region	North Yorkshire
UK Postcode	HG3 1QJ
Country	England
Nationality	British
Business occupation	Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Sir

Date of Birth (Day / Month / Year): 20/08/1945

Forename(s): Roy Alan

Surname: Gardner

Address ††: ☑ Compass House

Guildford Street

Post town: Chertsey

County / Region: Surrey

UK Postcode: KT16 9BQ

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 30/03/1957

Forename(s): Gary Richard

Surname: Green

Address ††: ☐ 3608 Hampton Manor Drive

Post town: Charlotte

County / Region: NC28226

UK Postcode:

Country: United States

Nationality: British

Business occupation: Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 1 9 / 0 6 / 1 9 5 5

Forename(s): Timothy Charles

Surname: Parker

Address †† [✓]: Southwood East

Apollo Rise

Post town: Farnborough

County / Region: Hampshire UK Postcode: G U 1 4 0 J W

Country: England **Nationality**: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Sir

Date of Birth (Day / Month / Year): 0 3 / 0 5 / 1 9 4 2

Forename(s): Ian

Surname: Robinson

Address †† [ ]: The Tilehouse

Tilehouse Lane

Post town: Denham

County / Region: Buckinghamshire UK Postcode: U B 9 5 D G

Country: **Nationality**: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day / Month / Year): 17/12/1940

Forename(s): Peter Hugh

Surname: Blackburn

Address †† ☐ Watersmeet

12 Promenade Square

Post town: Harrogate

County / Region: North Yorkshire

UK Postcode: HG1 2PH

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day / Month / Year): 14/04/1954

Forename(s): Stephen Charles

Surname: Burrard-Lucas

Address †† ☐ 50 The Rise

Post town: Sevenoaks

County / Region: Kent

UK Postcode: TN13 1RL

Country:

Nationality: British

Business occupation: Company Director

Directors Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 10/10/1944

Forename(s): Sven Alexander

Surname: Kado

☐ **Address** ††: Pienzenauerstr 31a

Post town: 81679 Munich

County / Region:

UK Postcode:

Country: Germany

Nationality: German

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 16/07/1960

Forename(s): Andrew David

Surname: Martin

☐ **Address** ††: 5 Dalkeith Road

Post town: Harpenden

County / Region: Hertfordshire

UK Postcode: AL5 5PP

Country: England

Nationality: British

Business occupation: Director

Issued share capital Enter details of all the shares in issue at the date of this return.	Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
	Ordinary	1,928,169,035	£ 192,816,903.50
	Totals	1,928,169,035	£ 192,816,903.50

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my Knowledge and belief.

Signed [signature] **Date** 18/10/07

† a ~~director~~ /secretary

† Please delete as appropriate.

if you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

DSG DATACARE SOFTWARE GROUP

List of past and present shareholders
Schedule to form 363a

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode		END	